INDEPENDENCE HOLDING COMPANY	CONTACT: ADAM C. VANDERVOORT
96 CUMMINGS POINT ROAD	(646) 509-2156
STAMFORD, CONNECTICUT 06902	www.ihcgroup.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY

ANNOUNCES RESULTS OF TENDER OFFER

FOR AMERICAN INDEPENDENCE CORP. COMMON STOCK

Stamford, Connecticut, October 3, 2013. Independence Holding Company (NYSE: IHC) today announced the results of its previously announced tender offer to purchase up to 762,640 shares of common stock of American Independence Corp. (NASDAQ: AMIC) for $10.00 net per share in cash (the “Tender Offer”). The Tender Offer expired at 5:00 P.M. New York City time on Wednesday October 2, 2013.

IHC has been advised by Registrar & Transfer Company, the depositary for the Tender Offer, that 952,999 shares of AMIC common stock (including 481 shares tendered pursuant to the guaranteed delivery procedures) were validly tendered and not withdrawn as of the expiration time. Therefore, the Tender Offer is oversubscribed. As a result, the number of shares that IHC will accept for purchase from each of the tendering stockholders will be prorated to limit IHC’s purchase to 762,640 shares. The estimated proration factor, based on information reported by the depositary, is approximately 80% of the tendered shares (including shares tendered in accordance with the guaranteed delivery procedures).

The number of shares of AMIC common stock validly tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures) and the estimated proration factor are subject to verification by the depositary. Payment for shares of AMIC common stock accepted for payment by IHC, based on a final proration factor, and adjustments to avoid purchases of fractional shares of AMIC’s common stock, will be made promptly upon determination of the final proration factor in accordance with the terms of the Tender Offer. All shares of AMIC common stock tendered but not accepted for payment in the Tender Offer will be returned to the tendering stockholders.

This press release is neither an offer to purchase nor a solicitation to buy any shares of stock, nor is it a solicitation for acceptance of the Tender Offer. The Tender Offer has been made solely pursuant to an offer to purchase, including amendments thereto, and the related letter of transmittal, which set forth the complete terms of the Tender Offer.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, limited medical, group long and short-term disability and life, dental, vision and various supplemental products. Madison Life sells group life and disability, small group major medical, major medical for individuals and families, dental, individual life insurance, and various supplemental products. Independence American offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical, pet insurance, and non-subscriber occupational accident and international coverages. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.